
unaxis

03 MAY 22 AM 7:21

making IT possible

Rule 12g3-2(b) File No. 82-5190

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


03050722

Tel. Nr. Filing desk 202 942 80 50

Date May 21, 2003
Contact Jasmin Lioliou
E-mail jasmin.lioliou@unaxis.com
Directphone ++41 58 360 96 04
Subject Unaxis Holding, Inc.
Rule 12g3-2(b) File No. ~~82-5190~~ 82-34643

SUPPL

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Unaxis Holding, Inc. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
Unaxis Holding, Inc.

J. Lioliou

Jasmin Lioliou
Corporate Communications

dlw 5/27

Enclosures

- **Media Release: May 16, 2003: Disclosure of Shareholdings**
- **Media Release: May 20, 2003: Ordinary Shareholders' Meeting of Unaxis Holding Inc. held May 20, 2003**

Unaxis Management Inc.
Churerstrasse 120
P.O.Box
CH-8808 Pfäffikon / SZ

Phone ++41 58 360 96 96
Fax ++41 58 360 91 96
www.unaxis.com

Rule 12g3-2(b) File No. 82-5190



making IT possible

Media Information

Disclosure of Shareholdings

Pfäffikon/SZ, May 16, 2003 – We have been informed by UBS Fund Management (Switzerland) AG, P.O. Box, 4002 Basel, that the equity participation of this company in Unaxis Holding Inc., Pfäffikon/SZ, has dropped below the threshold of 5 percent of the voting rights.

For further information, please contact:

Unaxis Management Inc.
Media Relations
Nicolas Weidmann
Tel. +41 58 360 96 96
Fax +41 58 360 91 93
E-Mail media.relations@unaxis.com

Unaxis Management Inc.
Investor Relations
Dr. Philipp Gamper
Tel. +41 58 360 96 22
Fax +41 58 360 91 93
E-Mail investor.relations@unaxis.com

Unaxis - a world-class high technology corporation

Unaxis (SWX: UNAX) is a globally active leading provider of production systems, components and services for selected growth markets, focused on information technology and advanced industrial applications. Unaxis' activities comprise the Information Technology segment (semiconductors, flat-panel displays, data storage and optical components), Surface Technology (tool and component coating), and Components and Special Systems (vacuum technology and spacecraft engineering). Unaxis employs around 6,500 people and achieved sales of CHF 1,490 million in 2002. From corporate headquarters in Pfäffikon (SZ), Switzerland, Unaxis operates a global infrastructure that includes R&D and production facilities in Europe, North America and Asia, plus 90 sales organizations in 25 countries.


unaxis

making IT possible

Media Release

30th Ordinary Shareholders' Meeting of Unaxis Holding Inc. held May 20, 2003

Lucerne, May 20, 2003 **– The Unaxis Holding AG Shareholders' Meeting held today approved all the motions submitted by the Board of Directors.**

The 522 shareholders present at the meeting voted in favor of all the motions tabled by the Board of Directors, including approval of the 2002 Company Report and a proposed dividend of CHF 2.– per registered share with CHF 20.– par value. The Board of Directors was discharged and Dr. Markus Rauh was re-elected for a further 3-year term of office. Dr. h.c. Harald Eggers was voted onto the Board of Directors to replace Prof. Dr. h.c. Lothar Späth, who is stepping down.

KPMG Fides Peat, Zürich, were elected as auditors and Group Auditors.

Outlook for 2003

From today's vantage point, Unaxis is working on the assumption that demand in the IT Segment, and in particular for semiconductor production equipment, will not pick up before the second half of 2003. In the non-IT-related Surface Technology and Components and Special Systems segments a modest improvement can be expected, depending on the general trend of the global economy. The innovative power of Unaxis, combined with the measures that are underway to increase operating efficiency, will exert a positive influence on business developments at the company. Given those circumstances, Unaxis expects to return to a profitable level of operating earnings in the 2003 financial year.

This media release is based on information currently available to management. The forward-looking statements contained herein could be substantially impacted by risks and influences that are not foreseeable at present, so that actual results may vary materially from those anticipated, expected or projected.

Unaxis Management Inc. Telephone +41 (0)58 360 96 96
Churerstrasse 120 Fax +41 (0)58 360 91 96
P.O. Box www.unaxis.com
CH-8808 Pfäffikon / SZ

For further information, please contact:

Unaxis Management Inc.
Corporate Communications
Nicolas Weidmann
Tel. +41 58 360 96 02
Fax +41 58 360 91 93
E-mail: media.relations@unaxis.com

Unaxis Management Inc.
Investor Relations
Dr. Philipp Gamper
Tel. +41 58 360 96 22
Fax +41 58 360 91 93
E-mail: investor.relations@unaxis.com

Unaxis - a globally leading high-tech enterprise

Unaxis (SWX: UNAX) is a globally leading provider of production systems, components and services to select growth markets of the information technology industry, as well as for use in demanding industrial applications. The commercial activities of Unaxis are conducted via its three business segments: Information Technology (semiconductors, flat-panel displays, data storage devices and optical components), Surface Technology (coating of tools and components) and Components and Special Systems (vacuum technology and aerospace technology). Unaxis employs approximately 6,500 individuals and, in the 2002 financial year, recorded total sales of CHF 1.49 billion. The company, which is headquartered in Pfäffikon/SZ, Switzerland, has a globe-spanning infrastructure that encompasses centers of competency for research, development and production in Europe, Asia and the USA, as well as 90 subsidiaries in a total of 25 countries.